Filed Pursuant to Rule 424(b)(3)

Registration No. 333-198305

MOODY NATIONAL REIT II, INC.

SUPPLEMENT NO. 2 DATED March 20, 2018

TO THE PROSPECTUS DATED JANUARY 17, 2018

This document supplements, and should be read in conjunction with, our prospectus dated January 17, 2018 as supplemented by Supplement No. 1, dated January 17, 2018 relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 2 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 2 is to disclose:

●	the determination of an updated estimated net asset value, or NAV, per share of our Class A shares, Class D shares, Class I shares and Class T shares;

●	revised primary offering prices per Class A share, Class D share, Class I share and Class T share, effective March 21, 2018;

●	revised distribution reinvestment plan, or DRP, prices per Class A share, Class D share, Class I share and Class T share;

●	revised share repurchase prices pursuant to our share repurchase program, effective March 21, 2018;

●	updates to the “Risk Factors” section of our prospectus;

●	a reduction to the dealer manager fee with respect to our Class A shares;

●	a revision to the “Estimated Use of Proceeds” section of our prospectus;

●	revisions to the “Investment Strategy, Objectives and Policies” section of our prospectus; and

●	an update to the “Experts” section of our prospectus.

Determination of Estimated Net Asset Value Per Share

The following information supplements, and should be read in conjunction with, all discussions contained in our prospectus regarding our estimated NAV per share:

Background

On March 19, 2018, our board of directors, including all of the independent directors of our board of directors, determined an estimated NAV per share of our Class A shares, Class D shares, Class I shares and Class T shares of common stock of $23.19 as of December 31, 2017. The estimated NAV per share is based on (x) the estimated value of our assets less the estimated value of our liabilities, divided by (y) the number of outstanding shares of our common stock, all as of December 31, 2017, or the Valuation Date. We are providing the estimated NAV per share to assist broker-dealers in connection with their obligations under National Association of Securities Dealers Conduct Rule 2340, as required by the Financial Industry Authority, Inc., or FINRA, with respect to customer account statements. In determining the estimated NAV per share, our board of directors relied upon information contained in a report, or the Valuation Report, provided by our advisor, the recommendation of the audit committee and our board of director’s experience with, and knowledge of, our real property and other assets as of December 31, 2017. The objective of our board of directors in determining the estimated NAV per share of our common stock was to arrive at a value, based on recent, available data, that our board of directors believed was reasonable based on methods that it deemed appropriate after consultation with our advisor and the audit committee. In preparing the Valuation Report, our advisor relied in part on appraisals of the value of our investments in hotel properties provided by Kendall Realty Consulting Group, LLC, or Kendall, and CBRE, Inc. Valuation & Advisory Services, or CBRE, and which we refer to together as the appraisers. To calculate the estimated NAV per share in the Valuation Report, our advisor used a methodology pursuant to the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association in April 2013.

The table below sets for the material items included in the calculation of the estimated NAV per share as of December 31, 2017. A summary of methodologies, assumptions and limitations follows the table.

Investment in hotel properties	$439,000,000
Cash, cash equivalents and restricted cash	22,864,488
Notes receivable	22,450,000
Other assets	5,427,012
$489,741,500

Notes payable	$269,173,319
Other liabilities	11,526,764
Special limited partnership interests	1,000
Noncontrolling interest in Operating Partnership	7,426,422
Total liabilities, special limited partnership interests and noncontrolling interest in Operating Partnership	$288,127,505
Estimated value	$201,613,995

Common stock outstanding	8,693,367
Estimated value per share	$23.19

As of December 31, 2017, our estimated NAV per share was allocated on a per share basis as follows:

Investment in hotel properties	$50.50
Notes payable	(30.97)
Other assets, liabilities, and special limited partnership interests	4.51
Noncontrolling interest in Operating Partnership	(0.85)
Estimated value per share	$23.19

Valuation Summary

 Investment in Hotel Properties

As of December 31, 2017, we owned 14 hotel properties. Each of the appraisers appraised a portion of the hotel properties in our portfolio using the income method of valuation, specifically a discounted cash flow analysis, as well as the sales comparison approach. Kendall appraised our CY Lyndhurst, Embassy Suites Nashville, Hampton Austin, Hampton Great Valley, HGI Austin, HWS Woodlands, Hyatt Germantown, Hyatt North Charleston and SHS Seattle properties. CBRE appraised our TownePlace Suites, Hampton Inn Katy Freeway, Homewood Suites Austin South, Residence Inn Austin University and Residence Inn Grapevine properties. The income method is a customary valuation method for income-producing properties, such as hotels. The appraisals were conducted on a property-by-property basis. In performing this analysis, each of the appraisers reviewed property-level information provided by our advisor and us, including: property-level operating and financial data, prior appraisals (as available), franchise agreements, management agreements, agreements governing the ownership structure of each property and other property-level information. In addition, each of the appraisers (i) discussed the applicable hotel properties with our advisor, (ii) conducted an inspection of the applicable hotels, and (iii) reviewed information from a variety of sources about market conditions for the applicable hotels.

After completing the foregoing reviews, each of the appraisers developed multi-year discounted cash flow analyses for each hotel appraised based on a review of such property’s historical operating statements, a review of such property’s 2018 forecasts and 2018 preliminary budget, as well as estimated occupancy, average daily room rate, and revenues and expenses for each hotel based on an analysis of market demand. In addition, each of the appraisers determined an estimated residual value of the applicable hotels in the final year of the discounted cash flow analysis by estimating the next year’s net operating income and capitalizing that income at a capitalization rate indicative of the location, quality and type of the hotel. Each of the appraisers made deductions for capital expenditures based on discussions with our advisor, their review of the applicable property’s improvements and estimates of reserves for replacements going forward.

The discount rates and capitalization rates used to value our hotel properties were selected and applied on a property-by-property basis and were selected based on several factors, including but not limited to industry surveys, discussions with industry professionals, hotel type, franchise, location, age, current room rates and other factors that each appraiser deemed appropriate. The following summarizes the overall discount rates and capitalization rates used by the appraisers:

	Range
	Low	High	Weighted Average
Capitalization Rate	7.00%	9.00%	7.85%
Discount Rate	9.50%	11.50%	10.11%

While we believe that the discount rates and capitalization rates used by the appraisers were reasonable, a change in those rates would significantly impact the appraised values of our hotel properties and thus, the estimated NAV per share. The table below illustrates the impact on our estimated NAV per share if the weighted average capitalization rate and weighted average discount rate listed above were increased or decreased by 2.5%, assuming all other factors remain unchanged:

	Increase (Decrease) in Estimated NAV per Share due to
	Decrease of 2.5%	Increase of 2.5%
Capitalization Rate	$23.77	$22.60
Discount Rate	$24.01	$22.38

The appraisals are subject to certain other assumptions and limiting conditions, including: (i) each of the appraisers assumes no responsibility for matters of a legal nature affecting any of the hotels in our real estate portfolio and title to each property is assumed to be good and marketable and each hotel property is assumed to be free and clear of all liens unless otherwise stated; (ii) each appraisal assumes (a) responsible ownership and competent management of the subject hotel property, (b) no hidden or unapparent conditions of the hotel property’s subsoil or structure that would render such property more or less valuable, (c) full compliance with all applicable federal, state and local zoning, access and environmental regulations and laws, and (d) all required licenses, certificates of occupancy and other governmental consents have been or can be obtained and renewed for any use on which the respective appraiser’s opinion of value contained in the applicable appraisal is based; (iii) the information upon which the appraisals are based has been provided by or gathered from sources assumed to be reliable and accurate, including information that has been provided to each of the appraisers by our advisor, and each of the appraisers is not responsible for the accuracy or completeness of such information, including the correctness of estimates, opinions, dimensions, exhibits and other factual matters; (iv) any necessary repairs or alterations to any of our hotel properties are assumed to be completed in a workmanlike manner; (v) the physical condition of property improvements are based on representations by us and each of the appraisers assumes no responsibility for the soundness of structural members or for the condition of mechanical equipment, plumbing or electrical components; (vi) no appraiser has made a survey of the hotel properties in our portfolio and each appraiser has assumed that there are no soil, drainage or environmental issues that would impair its opinion of value; (vii) any projections of income and expenses included in each appraisal are not predictions of the future; rather, they are each appraiser’s best estimate of current market thinking relating to future income and expenses and each appraiser makes no warranty or representation that any such projections will materialize; (viii) each appraiser’s opinion of value represents normal consideration if a hotel property were to be sold, unaffected by special terms, services, fees, costs, or credits incurred in such a transaction; (ix) the existence of hazardous materials, which may or may not be present at any hotel property, was not disclosed to the applicable appraiser by our advisor, and such appraiser has no knowledge of the existence of such materials on or in any hotel property, nor is such appraiser qualified to detect such hazardous substances and such appraiser assumes no responsibility for the detection or existence of such conditions as such considerations are not within the scope of such appraiser’s engagement; (x) each appraiser has assumed that each hotel property is free of any negative impact with regard to the Environmental Cleanup Responsibility Act or any other environmental problems or with respect to non-compliance with the Americans with Disabilities Act, the ADA, and no investigation has been made by each such appraiser with respect to any potential environmental or ADA problems as such investigation is not within the scope of each such appraiser’s engagement; and (xi) each appraiser’s opinions of value do not reflect any potential premium or discount a potential buyer may assign to an assembled portfolio of properties or to a group of properties in a particular local market.

The appraisals are each addressed to our advisor to assist it in calculating an estimated NAV per share of our Class A shares, Class D shares, Class I shares and Class T shares. None of the appraisals are addressed to the public, may not be relied upon by any person other than our advisor and our board of directors (including any committee thereof) to establish an estimated NAV per share of our Class A shares, Class D shares, Class I shares and Class T shares, and do not constitute a recommendation to any person to purchase or sell any such shares.

Notes Receivable

As of December 31, 2017, we had three notes receivable from related parties. The Valuation Report contained an estimate based on discounted cash flow analyses using the current incremental lending rates for similar types of lending arrangements as of the respective reporting dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

Notes Payable

As of December 31, 2017, we had 14 notes payable, which were secured by certain of our assets. The Valuation Report contained an estimated fair value of each such note payable estimated based on discounted cash flow analyses using the current incremental borrowing rates for similar types of borrowing arrangements as of the respective reporting dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

Other Assets and Liabilities

The Valuation Report contained estimates of our other assets and liabilities, consisting primarily of cash and cash equivalents, restricted cash, deferred franchise costs, accounts receivable, prepaid expenses, other assets and accounts payable, and accrued expenses. The fair values of such other assets and liabilities were considered by our board of directors to be equal to their carrying value as of December 31, 2017 due to their short maturities.

Limitations of the Estimated NAV per Share

The various factors considered by our board of directors in determining the estimated NAV per share were based on a number of assumptions and estimates that may not be accurate or complete. Different parties using different assumptions and/or different estimates could derive a different estimated NAV per share. As disclosed above, we are providing the estimated NAV per share to assist broker-dealers that participate, or participated, in our public offering in meeting their customer account statement reporting obligations. The estimated NAV per share is not audited and does not represent the value of our assets or liabilities according to U.S. generally accepted accounting principles. Moreover, the estimated NAV per share determined by our board of directors is not a representation, assurance, warranty or guarantee that, among other things:

●	a stockholder would be able to realize the estimated NAV per share if such stockholder attempts to sell his or her shares;

●	a stockholder would ultimately realize distributions per share equal to the estimated NAV per share upon a liquidation of our assets and settlement of its liabilities, or upon a sale of us;

●	our shares would trade at the estimated NAV per share on a national securities exchange;

●	another independent third-party appraiser or third-party valuation firm would agree with the estimated NAV per share; or

●	the estimated NAV per share, or the methods used to determine the estimated NAV per share, will be acceptable to FINRA, the SEC, any state securities regulatory entity or in accordance with the Employee Retirement Income Security Act of 1974, as amended, or with any other regulatory requirements.

Similarly, the amount that a stockholder may receive upon repurchase of his or her shares, if he or she participates in our share repurchase program, may be greater than or less than the amount that such stockholder paid for the shares, regardless of any change in the underlying value of any of our assets.

As noted above, different parties using different assumptions and estimates could derive a different estimated NAV per share with respect to our common stock, and these differences could be significant. Further, the value of our common stock will fluctuate over time in response to developments related to individual assets in our portfolio, the management of those assets, and in response to the real estate and capital markets. The estimated NAV per share does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. The estimated NAV per share also does not take into account estimated disposition costs and fees for real estate properties that are not held for sale. We currently expect to update the estimated NAV per share in the first half of 2019, but are not required to update the estimated NAV per share more frequently than annually.

Revised Primary Offering Prices

The following disclosure updates and should be read in conjunction with all disclosure throughout our prospectus regarding share pricing.

In connection with the determination of the estimated NAV per share, our board of directors also determined to change the offering price of the Class A shares, Class D shares, Class I shares and Class T shares in the primary portion of our offering. Accordingly, commencing on March 21, 2018, the sale price of our Class A shares, Class D shares, Class I shares and Class T shares will be $23.19 per share. (As disclosed in our prospectus, our advisor has assumed the obligation to pay all selling commissions, dealer manager fees and stockholder servicing fees in connection with the sale of such shares in our offering.) All subscriptions for shares in the primary offering that are received in good order and fully funded by the close of business on March 20, 2018 will be processed using a price of $25.04 per share. All subscriptions for shares in the primary offering that are received and/or funded after the close of business on March 21, 2018 will be processed using a price of $23.19 per share.

Updated Purchase Price For Our Distribution Reinvestment Plan

The following disclosure updates and should be read in conjunction with all disclosure throughout our prospectus regarding share pricing under the distribution reinvestment plan.

In accordance with the terms of the DRP, distributions may be reinvested at a price equal to 100% of the most recently determined estimated NAV per share. Accordingly, beginning with distributions made in April 2018, the purchase price for shares purchased pursuant to the DRP will be $23.19 per Class A share, Class D share, Class I share and Class T share.

Updated Repurchase Price Under Our Share Repurchase Program

The following disclosure updates and should be read in conjunction with all disclosure throughout our prospectus regarding share pricing under the share repurchase program.

In accordance with the terms of our share repurchase program, effective immediately, unless the shares are being repurchased in connection with a stockholder’s death or qualifying disability, repurchases will be made at a price of $22.03, which is equal to 95% of the estimated NAV per share as of December 31, 2017, until such time as we establish a new estimated NAV per share, at which time the purchase price will adjust to 95% of such new estimated NAV per share. Shares repurchased in connection with a stockholder’s death or qualifying disability will continue to be repurchased at the higher of the price paid for the shares, as adjusted for any stock dividends, combinations, splits, recapitalizations or any similar transaction with respect to the shares of common stock, or our estimated NAV per share as of December 31, 2017, as more fully described in the description of the share repurchase program set forth in our prospectus.

Update to Our Risk Factors

The following disclosure hereby replaces the first risk factor appearing on page 26 of our prospectus.

“The offering price of our shares of common stock is based on our board’s determination of the estimated NAV per share as of December 31, 2017. You should not rely on the estimated NAV per share as being an accurate measure of the current value of our shares of common stock.

On March 19, 2018, our board of directors determined an estimated NAV per share of our Class A shares, Class D shares, Class I shares and Class T shares of $23.19, as of December 31, 2017. The offering price of our shares in this offering is based on such determination. The objective of our board of directors in determining the estimated NAV was to arrive at a value, based on the most recent data available, that it believed was reasonable based on methodologies that it deemed appropriate after consultation with our advisor. However, the market for commercial real estate can fluctuate quickly and substantially and the value of our assets is expected to change in the future and may decrease. The composition of our real estate portfolio will continue to change as we invest additional proceeds from our offering. Also, our board of directors did not consider certain other factors, such as a liquidity discount to reflect the fact that our shares are not currently traded on a national securities exchange and the limitations on the ability to redeem shares pursuant to our share repurchase program, which is currently suspended.

As with any valuation method, the methods used to determine the estimated NAV per share were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Our assets have been valued based upon appraisal standards and the values of our assets using these methods are not required to be a reflection of market value under those standards and will not necessarily result in a reflection of fair value under U.S. generally accepted accounting principles, or GAAP. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive a different estimated NAV per share, which could be significantly different from the estimated NAV per share determined by our board of directors. The estimated NAV per share is not a representation or indication that, among other things: a stockholder would be able to realize the estimated NAV per share if he or she attempts to sell shares; a stockholder would ultimately realize distributions per share equal to the estimated NAV per share upon liquidation of assets and settlement of our liabilities or upon a sale of our company; shares of our common stock would trade at the estimated NAV per share on a national securities exchange; a third party would offer the estimated NAV per share in an arms-length transaction to purchase all or substantially all of our shares of common stock; or the methodologies used to estimate the NAV per share would be acceptable to FINRA or under ERISA with respect to their respective requirements. Further, the estimated NAV per share was calculated as of a specific time and the value of our shares will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets, developments related to individual assets and changes in the real estate and capital markets.

Because the price you will pay for shares in this offering is based on the estimated NAV per share as of December 31, 2017, you may pay more than realizable value when you purchase your shares or receive less than realizable value for your investment when you sell your shares.

Reduction of Dealer Manager Fees with Respect to Class A Shares From 3.0% to 2.5%

The following disclosure regarding the dealer manager fees on our Class A shares amends, supplements and qualifies the applicable disclosure in the prospectus, including in the following sections: the cover page, “Questions and Answers About This Offering,” “Prospectus Summary,” “Management Compensation Table—Upfront Dealer Manager Fee,” “Description of Capital Stock—Common Stock—Fees on Shares of our Common Stock,” “Plan of Distribution-Underwriting Compensation-Summary,” and “Plan of Distribution—Dealer Manager and Participating Broker-Dealer Compensation and Terms—Summary,” “Plan of Distribution—Dealer Manager and Participating Broker-Dealer Compensation and Terms—Dealer Manager Fees,” “Plan of Distribution—Dealer Manager and Participating Broker-Dealer Compensation and Terms—Estimate of Maximum Underwriting Fees and Expenses,” and “Plan of Distribution—Special Sales” and shall be deemed to amend, supplement and qualify all related discussions appearing throughout the prospectus to the extent the relevance of such disclosure is readily apparent:

Subject any waivers or reductions described in the prospectus, our advisor pays dealer manager fees to our dealer manager of up to 2.5% of the sales price per Class A share sold in the primary offering.

Estimated Use of Proceeds

As a result of the reduction to the maximum dealer manager fee payable with respect to our Class A shares, the table on page 49 and accompanying footnote 6 regarding Class A shares appearing in the section “Estimated Use of Proceeds” are replaced in their entirety with the following:

The following table presents information regarding the estimated use of proceeds raised in this offering with respect to Class A shares.

	Maximum Offering of $250,000,000 in Class A Shares
Gross Proceeds	$250,000,000	100%
Advisor Funding of Upfront Selling Commissions(6)	$15,000,000	6.0%
Advisor Funding of Upfront Dealer Manager Fees(6)	$6,250,000	2.5%
Organization and Offering Expenses(1)	$5,000,000	2.0%
Acquisition Fees(3)	$9,432,500	3.77%
Acquisition Expenses(4)	$1,110,000	0.44%

Estimated Net Proceeds Available for Investment(3)(4)(5)	$234,457,500	93.79%

(6)	The Class A shares are subject to a 6.0% upfront selling commission and a 2.5% upfront dealer manager fee. However, such selling commissions and dealer manager fees are funded by our advisor and therefore will not affect the amount of proceeds available for investment from purchases of our Class A shares.

Footnote 3 on page 51 appearing in the section “Estimated Use of Proceeds” is replaced in its entirety with the following:

(3)	Until required in connection with the acquisition and development of real estate assets, substantially all of the net offering proceeds may be invested in short-term, highly liquid investments, including, but not limited to, government obligations, bank certificates of deposit, short-term debt obligations, interest-bearing accounts and other authorized investments as determined by our board of directors. This table excludes debt proceeds. To the extent we fund real estate asset acquisitions with debt, the amount available for investment and the amount of acquisition fees will be proportionately greater. Acquisition fees are defined generally as fees and commissions paid by any party to any person in connection with identifying, reviewing, evaluating, investing in and the purchase of properties. We will pay our advisor an acquisition fee of up to 3.85% of (1) the cost of all investments we acquire (including our pro rata share of any indebtedness assumed or incurred in respect of the investment and exclusive of acquisition and financing coordination fees), (2) our allocable cost of investments acquired in a joint venture (including our pro rata share of the purchase price and our pro rata share of any indebtedness assumed or incurred in respect of that investment and exclusive of acquisition fees and financing coordination fees) or (3) the amount funded by us to acquire or originate a loan or other investment, including mortgage, mezzanine or bridge loans (including any third-party expenses related to such investment and exclusive of acquisition fees and financing coordination fees). The 3.85% of acquisition fees consist of (i) a 1.5% base acquisition fee and (ii) up to an additional 2.35% Contingent Advisor Payment; provided, however, that the Contingent Advisor Holdback will be retained by us until January 16, 2019, at which time any portion of the Contingent Advisor Holdback owed to our advisor will be paid. The amount of the Contingent Advisor Payment to be paid in connection with the closing of an acquisition will be reviewed on an acquisition-by-acquisition basis and such payment will not exceed the then-outstanding amounts paid by our advisor for selling commissions, dealer manager fees and stockholder servicing fees. For these purposes, the amounts paid by our advisor and considered “outstanding” will be reduced by the amount of the Contingent Advisor Payment previously paid and taking into account the amount of the Contingent Advisor Payment Holdback. Our advisor may waive or defer all or a portion of any acquisition fees, including the Contingent Advisor Payment, at any time and from time-to-time, in our advisor’s sole discretion. In the event we raise the maximum primary offering of $1,000,000,000, we will pay our advisor acquisition fees of approximately $37,730,000 (assuming no leverage is used to purchase real estate assets). $75,460,000 (assuming a leverage ratio of 50%). $150,920,000 (assuming a leverage ratio of 75%). We paid our advisor an acquisition fee of $670,000 in connection with the mergers, which equaled 1.5% of the cash consideration paid to Moody I stockholders. However, during the first year following the consummation of the mergers, if we sell a property that was previously owned by Moody I, then any disposition fee to which our advisor would be entitled under the advisory agreement will be subject to certain reductions.

Investment Strategy, Objectives and Policies

The following disclosure supersedes and replaces the disclosure under the subheading “The Hospitality Industry” beginning on page 53 of our prospectus in the “Investment Strategy, Objectives and Policies” section of our prospectus.

The Hospitality Industry

According to our research, the hotel space has a greater supply-demand imbalance compared to other real estate asset classes. We believe that hotel properties continue to be trading below their normal pricing, which creates buying opportunities today, while a supply-demand imbalance should create upward pressure on room rates.

Long-term room night demand has historically been positively correlated with gross domestic product, or GDP, growth. During the past 20 years, hotel demand growth was negative at only three periods of time, most notably during the recession that began in 2008, which we refer to as the “Great Recession.” However, hotel demand rose steadily during periods of economic growth, especially during the late 1990’s and early 2000’s. Industry experts project a continued increase in hotel demand.

U.S. Market Demand – Hospitality

Demand vs. GDP (1988 - 2019)

(1) Historical Total Supply/Demand Percent Change: STR Trend Report for 1987 through August 2014
(2) Actuals/ Forecast Total Supply/Demand Percent Change (2015-19): CBRE Hotel Horizons Econometrics of U.S. Lodging Markets - December - February 2018 Edition
(3) Historical (2016) GDP: http://www.bea.gov/national/xls/gdpchg.xls
(4) Forecast GDP: https://www.imf.org/external/datamapper//export/excel.php?indicator=NGDP_RPCH&geoitems=OEMDC,ADVEC,WEOWORLD,USA

The hotel industry has been in a period of under-supply since 2001, with the exception of 2008 and 2009, and new hotel projects often take several years to complete. Smith Travel Research has projected hotel supply will grow at a slower pace than the 20-year average of 1.9% per year. The current forecasts for 2018 and 2019 show that supply is stabilizing.

U.S. Market Supply – Hotels

Supply Deviation from Average (1988 - 2019)

(1) Historical Total Supply/Demand Percent Change: STR Trend Report for 1987 through August 2014
(2) Actuals/ Forecast Total Supply/Demand Percent Change (2015-19): CBRE Hotel Horizons Econometrics of U.S. Lodging Markets - December - February 2018 Edition
(3) Average Supply Growth: http://hotelnewsnow.com/Article/13271/US-forecast-sees-continued-march-to-normalcy

During 2009, Revenue Per Available Room (RevPAR), the primary metric for gauging the performance of hotel rooms and demand for hotel rooms, decreased by approximately 16.7% as a result of the decrease in demand. By contrast, beginning in 2010, demand began to eclipse supply and has continued in the following years. Through 2017 the rate of RevPAR growth exceeded both the rates of supply growth and demand growth, which trend is projected to continue through 2018.

U.S. Hotel Supply, Demand, & RevPAR Trends

RevPAR vs. Supply vs. Demand (1988 - 2019)

(1) Historical RevPAR: STR Trend Report for 1987 through August 2014
(2) Actuals/ Forecast RevPar Percent Change (2015-19): CBRE Hotel Horizons Econometrics of U.S. Lodging Markets - December - February 2018 Edition

(3) Actuals/ Forecast Total Supply/Demand Percent Change (2015-19): CBRE Hotel Horizons Econometrics of U.S. Lodging Markets - December - February 2018 Edition
(4) Historical Total Supply/Demand Percent Change: STR Trend Report for 1987 through August 2014
(5) Actuals/ Forecast Total Supply/Demand Percent Change (2015-19): CBRE Hotel Horizons Econometrics of U.S. Lodging Markets - December - February 2018 Edition

The historical undersupply noted above contributed to the ability of hotel operators to increase room rates, which led to commensurate growth in RevPAR. RevPAR is also forecast to grow in 2018 and 2019. The chart below reflects historical and projected trends in RevPAR.

U.S. Market RevPAR

RevPAR Growth (1988 - 2019)

(1) Historical RevPAR: STR Trend Report for 1987 through August 2014
(2) Actuals/ Forecast RevPar Percent Change (2015-19): CBRE Hotel Horizons Econometrics of U.S. Lodging Markets - December - February 2018 Edition

Although industry analysts project continued rate increases in the hospitality industry, we believe there will still be buying opportunities. While some investors purchase and sell hotel properties based on the timing of market fundamentals and therefore would be less inclined to sell into a market with rising rates and occupancies, other factors may motivate a seller. For example, hotel owners may face pressure to return invested funds to investors within the time frame they originally expected.

Experts

The following disclosure is added to the “Experts” section of our prospectus.

CBRE, Inc., an independent valuation services firm, provided individual appraisal reports with respect to our TownePlace Suites, Hampton Inn Katy Freeway, Homewood Suites Austin South, Residence Inn Austin University and Residence Inn Grapevine properties as of December 31, 2017 that our advisor used to calculate the number provided for “Investment in hotel properties” provided on page 2 of this Supplement No. 2 under the section “Determination of Estimated Net Asset Value Per Share,” which is included in this Supplement No. 2 given the authority of such firm as an expert in property valuations and appraisals. CBRE, Inc. did not calculate our estimated NAV per share.

Kendall Realty Consulting Group, LLC an independent valuation services firm, provided individual appraisal reports with respect to our CY Lyndhurst, Embassy Suites, Nashville, Hampton Austin, Hampton Great Valley, HGI Austin, HWS Woodlands, Hyatt Germantown, Hyatt North Charleston, SHS Seattle properties as of December 31, 2017 that our advisor used to calculate the number provided for “Investment in hotel properties” provided on page 2 of this Supplement No. 2 under the section “Determination of Estimated Net Asset Value Per Share,” which is included in this Supplement No. 2 given the authority of such firm as an expert in property valuations and appraisals. Kendall Realty Consulting Group, LLC did not calculate our estimated NAV per share.